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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the Month of May 2005

AGNICO-EAGLE MINES LIMITED
(Translation of registrant's name into English)

145 King Street East, Suite 500, Toronto, Ontario M5C 2Y7
(Address of Principal Executive Offices) (Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGNICO-EAGLE MINES LIMITED
Date: May 13, 2005
	By:	/s/ DAVID GAROFALO David Garofalo Vice-President, Finance and Chief Financial Officer

First Quarter Report 2005

QUARTERLY MANAGEMENT DISCUSSION AND ANALYSIS
UNITED STATES GAAP
(all figures are expressed in US dollars unless otherwise noted)

Results of Operations

        Agnico-Eagle reported first quarter net income of $10.4 million, or $0.12 per share, compared to net income of $12.9 million, or $0.15 per share, in the first quarter of 2004. Gold production in the first quarter of 2005 was 55,310 ounces compared to 70,188 ounces in the first quarter of 2004. Cash flow provided by operating activities was $28.1 million in the quarter compared to $6.2 million in the prior year's first quarter.

        Year to date ore processed increased 4% to 715,121 tons in the first three months of 2005 compared to 689,176 tons in the same period in 2004.

        The table below summarizes the key variances in net income for the first quarter of 2005 from the net income reported for the same period in 2004.

(millions of dollars)	First Quarter
Decrease in gold production	$(6.1)
Increase in gold price	0.9
Decrease in copper and silver revenues	(1.8)
Increase in zinc revenue	7.5
Reversal of prior year inventory build-up and settlement adjustments	9.6
Stronger Canadian dollar, net of hedges	(2.9)
Increased amortization	(1.6)
Cost of increased ore throughput	(0.8)
Non-cash mark-to-market on byproduct metal hedges	(3.4)
Corporate costs and other	(3.9)

Net negative variance	$(2.5)

        In the first quarter of 2005, revenue from mining operations increased $13.2 million to $61.8 million from $48.6 million in the first quarter of 2004. While realized prices for all metals increased in 2005 compared to the first quarter of 2004, these increased metal prices were offset by lower gold, silver and copper production. The decreased production volume for these metals was offset by a 12% increase in zinc production. Revenue was also positively impacted by the reversal of the large copper concentrate inventory which had built up at December 31, 2004 and by positive settlement adjustments resulting from price increases for all metals.

        The continued strength of the Canadian dollar had a negative impact on our production costs. In the first quarter of 2004, the impact of the rising dollar was somewhat mitigated by delivering into foreign exchange hedges which allowed us to sell US dollars at a C$/US$ exchange rate of $1.59; well above the prevailing spot price in the first quarter of 2004. The impact of our foreign exchange hedges had a much smaller impact in the first quarter of 2005 thereby resulting in increased production costs. Production costs also increased slightly as a result of the 4% increase in ore throughput in the first quarter of 2005.

        In the first quarter of 2005, we recorded an unrealized, mark-to-market loss on byproduct metals derivative contracts of $3.4 million, or $0.04 per share. These byproduct metals contracts were entered into in the first quarter of 2005.

        Exploration costs increased in the first quarter of 2005 compared to the first quarter of 2004 due to increased exploration activities around our LaRonde mine. Also contributing to the increased exploration expense were expenditures on U.S. properties purchased from Contact Diamond Corporation, the Company's 44% equity investee, in the fourth quarter of 2004.

        Exploration expenditures in the first quarter of 2005 were also impacted by the previously announced option agreement with Industrias Penñoles S.A. de C.V. ("Penñoles") to acquire the Pinos Altos project located in the Sierra Madre gold belt of Mexico. Exploration work on the Pinos Altos project commenced in the first quarter of 2005. Equity losses in Contact Diamond Corporation ("Contact") and Riddarhyttan Resources, AB

("Riddarhyttan") also increased in the first quarter of 2005 compared to 2004. The first quarter of 2004 did not include equity losses from Riddarhyttan as the Company purchased its 14% stake in May 2004. Equity losses from Contact increased in the first quarter of 2005 as Contact increased its field exploration activities relating to its potential diamond deposits.

        Amortization was $1.6 million higher in the first quarter of 2005 compared to 2004 due to the reversal of the copper concentrate inventory which had built up at the end of 2004 as the amortization relating to the production of those concentrates is recognized in the same period as the related revenue. General and administrative expenditures increased $2.0 million primarily due to the expensing of stock options granted. The compensation expense related to these options recognized in the first quarter of 2005 was $1.2 million, or $0.01 per share. Interest costs also increased in the first quarter of 2005 due to payments made under our interest rate swap as a result of increasing 3-month LIBOR rates.

        In the first quarter of 2005 total cash costs per ounce decreased to $67 per ounce of gold produced from $78 per ounce in the first quarter of 2004. The main driver leading to the decrease in total cash costs for the quarter were higher byproduct metal prices, offset partially by lower gold production. Minesite costs per ton was unchanged at C$48 in the first quarter of 2005 compared to the first quarter of 2004. As total cash costs are calculated on a production basis, the reversal of the prior quarter's copper concentrate buildup did not affect total cash costs.

        The following tables provide a reconciliation of the total cash costs per ounce of gold produced and operating cost per ton to the financial statements:

(thousands of dollars, except where noted)	Q1 2005	Q1 2004
Production costs per Consolidated Statement of Income	$30,973	$24,141
Adjustments:
Byproduct revenues, net of smelting, refining and marketing charges	(25,261)	(18,210)
Inventory adjustment(i)	(1,894)	(294)
Accretion expense and other	(107)	(131)

Cash costs	$3,711	$5,506
Gold production (ounces)	55,310	70,188

Total cash costs (per ounce)	$67	$78

(thousands of dollars, except where noted)	Q1 2005	Q1 2004
Production costs per Consolidated Statement of Income	$30,973	$24,141
Adjustments:
Inventory(i) and hedging adjustments(ii)	(3,220)	865
Accretion expense and other	(107)	(131)

Minesite costs (US$)	$27,646	$24,875

Minesite costs (C$)	$33,918	$32,790
Tons milled (000's tons)	715	689

Minesite costs per ton (C$)(iii)	$48	$48

Notes:

(i)
Under the Company's revenue recognition policy, revenue is recognized on concentrates when legal title passes. Since total cash costs are calculated on a production basis, this adjustment reflects the portion of concentrate production for which revenue has not been recognized in the period.

(ii)
Hedging adjustments reflect realized gains and losses on the Company's derivative positions entered into to hedge the effects of foreign exchange fluctuations on production costs. These items are not reflective of operating performance and thus have been eliminated when calculating minesite costs per ton.

(iii)
Total cash costs and minesite costs per ton data are not a recognized measures under US GAAP. Management uses these generally accepted industry measures in evaluating operating performance and believes them to be realistic indications of such performance. The data also indicates the Company's ability to generate cash flow and operating earnings at various gold prices. This additional information should be considered together with other data prepared in accordance with US GAAP. Further information regarding these non-GAAP measures, including their limitations, can be found in the Company's 20-F.

        Taking into consideration year to date performance, the Company's has revised its gold production targets to 270,000 ounces. LaRonde's total cash costs are expected to be below $100 per ounce, as lower gold production is offset by higher byproduct production and metal prices.

Liquidity and Capital Resources

        At March 31, 2005, Agnico-Eagle's cash and cash equivalents balance was $97.1 million, restricted cash was $4.7 million, short-term investments were $15.3 million, while working capital was $184.9 million. At December 31, 2004, the Company had $33.0 million in cash and cash equivalents, $8.2 million of restricted cash, $64.8 million of short-term investments and $177.3 million in working capital. The Company's policy is to invest excess cash in highly liquid investments of the highest credit quality to eliminate any risks associated with these investments. Such investments with original maturities greater than three months are classified as short-term investments and decisions regarding the length of maturities are based on cash flow requirements, rates of returns and other various factors. As of March 31, 2005, the majority of highly liquid investments had original maturities of three months or less and therefore contributed to the increase in cash and cash equivalents. The total of cash & cash equivalents, restricted cash and short-term investments was $117.1 million at March 31, 2005 and $106.0 million at December 31, 2004.

        Cash flow provided by operating activities was positively impacted by higher gold and byproduct metal prices partially offset by lower gold production when compared to the first quarter of 2004. Working capital changes also contributed to the stronger operating cash flow in the quarter due to the reversal of the copper concentrate buildup experienced at the end of 2004 and the receipt of income tax refunds.

        Cash flow provided by operating activities was $28.1 million in the first quarter of 2005 compared to $6.2 million in the first quarter of 2004.

        In addition, the Company currently has $91 million in undrawn credit lines. Although there are currently no amounts drawn on the $100 million credit facility, the amount available under the facility is reduced by outstanding letters of credit. The facility limits, among other things, the Company's ability to incur additional indebtedness, pay dividends, make investments or loans, transfer assets or make expenditures that are not consistent with mine plans and operating budgets delivered pursuant to the facility. The facility also requires the Company to maintain specified financial ratios and meet financial condition covenants. Letters of credit issued as security for pension and environmental obligations decrease the amount available under the facility.

        For the three months ended March 31, 2005, capital expenditures were $15.2 million compared to $10.2 million in the first quarter of 2004. Capital expenditures at the LaRonde mine increased to $9.4 million from $7.5 million in the first quarter of 2004. The remainder of the capital expenditures in 2005 represents continued expenditures for the Company's regional projects, namely Lapa, Goldex and LaRonde II. Capital expenditures for these projects increased by $3.2 million compared to the first quarter of 2004 as shaft sinking commenced at Lapa in the first quarter of 2005. For the full year, forecasted capital expenditures are essentially in line with the original budget of $41.9 million.

        The Company expects to continue to fund its current project expenditures with internally generated funds. The Company's ability to continue generating cash flow is dependent on continued strength in gold and byproduct metal prices and continued cost savings generated from economies of scale at LaRonde as the mill processes more tons of ore.

AGNICO-EAGLE MINES LIMITED
SUMMARIZED QUARTERLY DATA
(thousands of United States dollars, except where noted, US GAAP basis)
(Unaudited)

	Three months ended March 31,
	2005	2004
Income and cash flow
LaRonde Division
Revenues from mining operations	$61,766	$48,604
Production costs	30,973	24,141

Gross profit (exclusive of amortization shown below)	$30,793	24,463
Amortization	7,211	5,582

Gross profit	$23,582	18,881

Net income for the period	$10,449	$12,909
Net income per share (basic and diluted)	$0.12	$0.15
Cash flow provided by operating activities	$28,105	$6,219
Cash flow provided by investing activities	$37,149	$42,485
Cash flow used in financing activities	$(1,095)	$(1,068)
Weighted average number of common shares outstanding — basic (in thousands)	86,131	84,525
Tons of ore milled	715,121	689,176
Head grades:
Gold (oz. per ton)	0.09	0.11
Silver (oz. per ton)	2.13	2.30
Zinc	4.13%	3.90%
Copper	0.39%	0.55%
Recovery rates:
Gold	90.56%	92.19%
Silver	83.60%	84.93%
Zinc	81.70%	81.81%
Copper	77.10%	79.94%
Payable metal produced:
Gold (ounces)	55,310	70,188
Silver (ounces in thousands)	1,097	1,128
Zinc (pounds in thousands)	41,141	36,647
Copper (pounds in thousands)	3,989	5,840
Payable metal sold:
Gold (ounces)	70,137	70,470
Silver (ounces in thousands)	1,398	1,128
Zinc (pounds in thousands)	37,454	36,804
Copper (pounds in thousands)	6,216	5,855
Realized prices per unit of production:
Gold (per ounce)	$430	$412
Silver (per ounce)	$6.85	$6.72
Zinc (per pound)	$0.60	$0.47
Copper (per pound)	$1.47	$1.25
Total cash costs (per ounce):
Production costs	$560	$344
Less: Net byproduct revenues	(455)	(260)
Inventory adjustments	(36)	(4)
Accretion expense and other	(2)	(2)

Total cash costs (per ounce)	$67	$78

Minesite costs per ton milled (Canadian dollars)	$48	$48

AGNICO-EAGLE MINES LIMITED
SUMMARIZED QUARTERLY DATA
(thousands of United States dollars, except where noted)

	June 30, 2003	September 30, 2003	December 31, 2003	March 31, 2004	June 30, 2004	September 30, 2004	December 31, 2004	March 31, 2005
Consolidated Financial Data
Income and cash flows
LaRonde Division
Revenues from mining operation	$30,014	$24,845	$41,849	$48,604	$45,664	$47,986	$45,795	$61,766
Production costs	24,581	25,909	30,153	24,141	25,680	26,172	22,175	30,973

Gross profit (exclusive of amortization shown below)	$5,433	$(1,064)	$11,696	$24,463	$19,984	$21,814	$23,620	$30,793
Amortization	$4,787	$4,471	$3,729	5,582	5,859	5,861	4,461	7,211

Gross profit	$646	$(5,535)	$7,967	$18,881	$14,125	$15,953	$19,159	$23,582

Net income (loss) for the period	$(3,779)	$(11,869)	$2,387	$12,909	$8,805	$10,556	$15,609	$10,449
Net income (loss) per share (basic and diluted)	$(0.05)	$(0.14)	$0.03	$0.15	$0.11	$0.12	$0.18	$0.12
Cash flow provided by operating activities	$(2,823)	$761	$5,703	$6,219	$14,901	$16,683	$11,722	$28,105
Cash flow provided by investing activities	$(18,370)	$(62,542)	$(13,970)	$42,485	$(23,493)	$(84,020)	$(28,820)	$37,149
Cash flow used in financing activities	$1,125	$4,640	$910	$(1,068)	$1,552	$18,540	$2,149	$(1,095)
Weighted average number of common shares outstanding (Basic — in thousands)	83,836	83,954	84,424	84,525	84,648	84,791	85,989	86,131

AGNICO-EAGLE MINES LIMITED
CONSOLIDATED BALANCE SHEETS
(thousands of United States dollars, US GAAP basis)
(Unaudited)

	As at March 31, 2005	As at December 31, 2004
ASSETS
Current
Cash and cash equivalents	$97,158	$33,005
Restricted cash	4,701	8,173
Short-term investments	15,255	64,836
Metals awaiting settlement	41,689	43,442
Income taxes recoverable	13,154	16,105
Inventories:
Ore stockpiles	10,451	9,036
Concentrates	4,136	9,065
Supplies	8,564	8,292
Other current assets	19,659	19,843

Total current assets	214,767	211,797
Fair value of derivative financial instruments	2,525	2,689
Other assets	23,818	25,234
Future income and mining tax assets	52,952	51,407
Mining properties	436,402	427,037

	$730,464	$718,164

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	$28,200	$28,667
Dividends payable	841	3,399
Interest payable	809	2,426

Total current liabilities	29,850	34,492

Fair value of derivative financial instruments	3,439	—

Long-term debt	141,083	141,495

Reclamation provision and other liabilities	14,979	14,815

Future income and mining tax liabilities	58,228	57,136

Shareholders' equity
Common shares
Authorized — unlimited
Issued — 86,192,939 (2004 — 86,072,779)	622,167	620,704
Stock options	1,988	465
Warrants	15,732	15,732
Contributed surplus	7,181	7,181
Deficit	(162,307)	(172,756)
Accumulated other comprehensive loss	(1,876)	(1,100)

Total shareholders' equity	482,885	470,226

	$730,464	$718,164

See accompanying notes

AGNICO-EAGLE MINES LIMITED
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(thousands of United States dollars except per share amounts, US GAAP basis)
(Unaudited)

	Three months ended March 31,
	2005	2004
REVENUES
Revenues from mining operations	$61,766	$48,604
Interest and sundry	648	421

	62,414	49,025
COSTS AND EXPENSES
Production	30,973	24,141
Fair value of derivative financial instruments	3,439	216
Exploration and corporate development	2,763	290
Equity loss in junior exploration companies	1,134	289
Amortization	7,211	5,582
General and administrative	3,749	1,799
Provincial capital tax	599	455
Interest	2,552	1,757
Foreign currency loss (gain)	(384)	139

Income before income, mining and federal capital taxes	10,378	14,357
Federal capital tax	248	266
Income and mining tax expense (recoveries)	(319)	1,182

Net income for the period	$10,449	$12,909

Net income per share — basic and diluted	$0.12	$0.15

Weighted average number of shares (in thousands)
Basic	86,131	84,525
Diluted	86,545	85,051
Comprehensive income:
Net income for the period	$10,449	$12,909

Other comprehensive loss, net of tax:
Unrealized gain on hedging activities	93	185
Unrealized loss on available-for-sale securities	(154)	(442)
Cumulative translation adjustment on equity investee	(696)	—
Adjustments for derivative instruments maturing during the period	(19)	(784)
Adjustments for realized gains on available-for-sale securities due to dispositions during the period	—	(508)

Other comprehensive loss for the period	(776)	(1,549)

Total comprehensive income for the period	$9,673	$11,360

See accompanying notes

AGNICO-EAGLE MINES LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(thousands of United States dollars, US GAAP basis)
(Unaudited)

	Three months ended March 31,
	2005	2004
Deficit
Balance, beginning of period	$(172,756)	$(218,055)
Net income for the period	10,449	12,909

Balance, end of period	$(162,307)	$(205,146)

Accumulated other comprehensive loss
Balance, beginning of period	$(1,100)	$(5,440)
Other comprehensive loss for the period	(776)	(1,549)

Balance, end of period	$(1,876)	$(6,989)

See accompanying notes

AGNICO-EAGLE MINES LIMITED
CONSOLIDATED STATEMENT OF CASH FLOWS
(thousands of United States Dollars, US GAAP basis)
(Unaudited)

	Three months ended March 31,
	2005	2004
Operating activities
Net income for the period	$10,449	$12,909
Add (deduct) items not affecting cash:
Amortization	7,211	5,582
Future income and mining taxes	(319)	1,957
Unrealized loss on derivative contracts	3,439	216
Amortization of deferred costs and other	2,681	158
Changes in non-cash working capital balances
Metals awaiting settlement	1,753	(7,847)
Income taxes recoverable	2,951	(1,116)
Inventories	1,703	(1,671)
Prepaid expenses and other	337	1,700
Accounts payable and accrued liabilities	(483)	(3,306)
Interest payable	(1,617)	(2,363)

Cash provided by operating activities	28,105	6,219

Investing activities
Additions to mining properties	(15,182)	(10,223)
Decrease in short-term investments	49,581	50,882
Increase (decrease) in investments and other	(722)	842
Decrease in restricted cash	3,472	984

Cash provided by investing activities	37,149	42,485

Financing activities
Dividends paid	(2,542)	(2,480)
Common shares issued	1,447	1,412

Cash used in financing activities	(1,095)	(1,068)

Effect of exchange rate changes on cash and cash equivalents	(6)	52

Net increase in cash and cash equivalents during the period	64,153	47,688
Cash and cash equivalents, beginning of period	33,005	56,934

Cash and cash equivalents, end of period	$97,158	$104,622

Other operating cash flow information:
Interest paid during the period	$3,824	$3,113

Income, mining and capital taxes paid (recovered) during the period	$(2,527)	$1,161

See accompanying notes

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(thousands of United States dollars except per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2005

1.     BASIS OF PRESENTATION

  Agnico-Eagle Mines Limited's ("Agnico-Eagle" or the "Company") primary basis of financial reporting is United States generally accepted accounting principles ("US GAAP").

  The accompanying unaudited interim consolidated financial statements have been prepared in accordance with US GAAP in US dollars. They do not include all of the disclosures required by generally accepted accounting principles for annual financial statements. In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments necessary to present fairly the financial position as at March 31, 2005 and the results of operations and cash flows for the three month periods ended March 31, 2005 and 2004.

  Operating results for the three month period ended March 31, 2005 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2005. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the fiscal 2004 annual consolidated financial statements, including the accounting policies and notes thereto, included in the Annual Report and Annual Information Form/Form 20-F for the year ended December 31, 2004.

2.     USE OF ESTIMATES

  The preparation of the financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates used in the preparation of the consolidated financial statements are reasonable and prudent; however, actual results could differ from these estimates.

3.     ACCOUNTING POLICIES

  These interim consolidated financial statements follow the same accounting policies and methods of their application as the December 31, 2004 audited consolidated annual financial statements.

4.     CAPITAL STOCK

  For the three month period ended March 31, 2005 and 2004, the Company's warrants and 2012 convertible debentures were anti-dilutive and thus were excluded from the calculation of diluted net income per share.

  The following table presents the maximum number of common shares that would be outstanding if all instruments outstanding at March 31, 2005 were exercised:

Common shares outstanding at March 31, 2005	86,192,939
Convertible debentures [based on debenture holders' option]	10,267,919
Employees' stock options	3,025,100
Warrants	6,900,000

106,385,958

  During the three month period ended March 31, 2005, 49,750 (2004 — 66,000) employee stock options were exercised for cash of $0.5 million (2004 — $0.6 million) and 770,500 (2004 — 522,500) options were granted with a weighted average exercise price of C$16.87.

5.     STOCK-BASED COMPENSATION

  The following summary sets out the activity with respect to Agnico-Eagle's outstanding stock options:

	Three months ended March 31, 2005
	Options	Weighted average exercise price
Outstanding, beginning of period	2,383,150	C$	15.16
Granted	770,500	C$	16.87
Exercised	(49,750)	C$	12.52
Cancelled	(78,800)	C$	16.33

Outstanding, end of period	3,025,100	C$	15.61

Options exercisable at end of period	2,179,850	C$	15.14

  Pro forma disclosures for the effect on net income and net income per share as if the Company had applied the fair value recognition provisions of FAS 123 to account for all its stock option grants have not been shown as substantially all options prior to the adoption of fair value accounting had vested at the end of 2003.

6.     FINANCIAL INSTRUMENTS

  In the first quarter of 2005, the Company purchased silver put options with a strike price of $7.00 and also sold copper calls with a strike price of $1.50. The Company sold forward zinc production at a weighted average price of $0.565 and entered into a zero-cost collar to set a minimum zinc price of $0.55. While setting a minimum price, the zero-cost collar strategy also limits participation to zinc prices above $0.67. The Company also liquidated its entire portfolio of gold put options.

  As at March 31, 2005, Agnico-Eagle had the following byproduct metal contracts:

	Expected Maturity
	2005	2006
Silver
Put options purchased
Ounces	751,500	167,000
Average price ($/ounce)	$7.00	$7.00
Copper
Call options sold
Pounds (000s)	7,441	1,653
Average price ($/pound)	$1.50	$1.50
Zinc
Forwards
Pounds (000s)	19,841	26,455
Average price ($/pound)	$0.57	$0.56
Put options purchased
Pounds (000s)	19,841	26,455
Average price ($/pound)	$0.55	$0.55
Call options sold
Pounds (000s)	19,841	26,455
Average price ($/pound)	$0.67	$0.67

  At March 31, 2005, Agnico-Eagle's foreign currency hedging program consisted of the following:

	Expected Maturity
	2005	2006
US$ call options sold
Amount (thousands)	$9,000	$12,000
C$/US$ weighted average exchange rate	1.6050	1.6475
US$ put options purchased
Amount (thousands)	$9,000	$12,000
C$/US$ weighted average exchange rate	1.5000	1.5600
US$ put options sold
Amount (thousands)	$9,000	—
C$/US$ weighted average exchange rate	1.3700	—

  At March 31, 2005, the aggregate net market value of Agnico-Eagle's metals derivative position amounted to $(3.4) million. The Company's aggregate net market value of its foreign exchange hedge position at March 31, 2005 was $4.4 million. The Company's aggregate net market value of its interest rate derivative contracts at March 31, 2005 was $(1.9) million. Since the Company uses only over-the-counter instruments, the fair value of individual hedging instruments is based on readily available market values.

7.     SUBSEQUENT EVENT

  Subsequent to quarter end, the Company announced that it signed an agreement with Riddarhyttan Resources AB under which the Company agreed to make an exchange offer for all of the outstanding shares of Riddarhyttan not currently owned by Agnico-Eagle. Agnico-Eagle already owns approximately 14% of the outstanding shares of Riddarhyttan.

  The offer is conditional upon, among other things, acceptance to such an extent that Agnico-Eagle becomes owner of more than 90% of the outstanding Riddarhyttan shares on a fully-diluted basis and all necessary regulatory and governmental approvals.

8.     DIFFERENCES FROM CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

  These consolidated financial statements have been prepared in accordance with US GAAP. A reconciliation between US GAAP and Canadian GAAP is presented below together with a description of the significant measurement differences affecting these consolidated financial statements. There were no significant differences however between US GAAP and Canadian GAAP for the three months ended March 31, 2005 and 2004 consolidated statements of cash flows. Therefore, no reconciliation is provided for the Consolidated Statements of Cash Flows.

  (a)
  Financial instruments — Under US GAAP, the Company follows the accounting recommendations made under FASB Statements No. 133 and No. 137 on accounting for derivative financial instruments and hedging. The recommendations require that all derivative instruments be recognized as assets or liabilities and be measured at fair value. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship. FAS 133 establish certain criteria to be met in order to designate a derivative instrument as a hedge and to deem a hedge as effective.

  Under Canadian GAAP, gains and losses on these contracts are accounted for as a component of the related hedged transaction.

  (b)
  Other comprehensive loss — Under US GAAP, certain assets and liabilities are remeasured at fair value, with changes in fair value recorded in other comprehensive income. Under Canadian GAAP, these assets and liabilities are recorded at cost and they are not remeasured to fair value prior to the date they are realized or settled. The assets and liabilities affected are: investments, and derivative assets and liabilities that qualify for cash flow hedge accounting treatment.

  (c)
  Convertible subordinated debentures — Under US GAAP, the Company is not permitted to bifurcate the conversion option of the Convertible Debentures from the liability component and the entire amount of the Convertible Debentures is presented as a liability. Prior to 2005 under Canadian GAAP, the fair value of the conversion option associated with the Convertible Debentures was reflected as "other paid-in capital" while the fair value of the obligation to the debenture holders for interest and principal payments was presented as a component of shareholders' equity. As a result, $1.6 million of financing costs associated with the equity component of the Convertible Debentures, which has been classified as deferred financing costs under US GAAP were previously charged against deficit under Canadian GAAP.

  Furthermore, under US GAAP, interest costs associated with the Convertible Debentures are charged to income whereas prior to 2005 under Canadian GAAP, interest costs were charged to deficit, but were used to reduce net income for the purposes of computing net income per share.

  As of January 1, 2005, the Company adopted amendments to CICA 3860 "Financial instruments — disclosure and presentation" under Canadian GAAP and now accounts for the fair value of the obligation to the debenture holders for interest and principal payments as a component of long-term debt. Interest costs associated with the Convertible Debentures under Canadian GAAP are now charged to income. The 2004 comparatives have been restated to reflect this change in accounting policy.

  In 2003, the Company entered into a swap whereby the Company swapped its fixed rate payments on the convertible subordinated debentures for variable rate payments. Under US GAAP, the fair value of the swap is recorded as either an asset or liability with a corresponding charge to income. The carrying value of the Convertible Debentures is also adjusted for changes in the fair value of the swap with a corresponding charge to income. Under Canadian GAAP, as the interest rate swap is not an effective hedge, the fair value of the swap is recorded in the consolidated statements of income.

  (d)
  Income taxes — Both Canadian GAAP and US GAAP follow the liability method of accounting for income taxes. Under US GAAP, future income and mining taxes are calculated based on enacted rates whereas under Canadian GAAP, substantively enacted rates are used.

  Where assets and liabilities are recorded at different carrying amounts for US GAAP and Canadian GAAP, due to differences in the accounting policies that affect these assets and liabilities, a difference also arises in the amount of temporary timing differences that give rise to future tax assets and liabilities. Consequently, the amounts of future tax assets and liabilities recorded under US GAAP differ from the amounts of future tax assets and liabilities recorded under Canadian GAAP.

  (e)
  Amortization of mining properties — Prior to 2002, the amortization of mining properties under Canadian GAAP was calculated using the unit-of-production method using proven and probable reserves and non-reserve material of the mine when sufficient objective evidence existed to support a conclusion that the non-reserve material will be produced. Under US GAAP, amortization was calculated using the unit-of-production method using only the proven and probable reserves of the mine. This resulted in less amortization being recorded in the Canadian GAAP consolidated financial statements resulting in a higher asset carrying value.

  After 2002, the Canadian GAAP accounting policy was to use only the proven and probable reserves.

  (f)
  Share issue costs — US GAAP requires that share issue costs of nil (2004 — $nil), net of related income taxes, be recorded as a reduction of proceeds of issue while under Canadian GAAP, the Company charges share issue costs to the deficit account.

  (g)
  Flow-through shares — The Company has in the past issued common shares by way of a flow-through common share private placement. The Company received a net premium to the prevailing market price on this issuance. Under US GAAP, the difference between the flow-through share issuance price and the prevailing market price of Agnico-Eagle stock at the time of issuance is recorded as a liability at the time the flow-through shares are issued. This liability is extinguished at the time the exploration expenditures are renounced to investors. The difference between the flow-through share issuance price and market price reduces the future tax expense charged to income as this difference represents proceeds received by the Company for the sale of future tax deductions to investors in the flow-through shares.

  Under Canadian GAAP, Agnico-Eagle records such common share issuances by crediting share capital for the full value of cash consideration received. The cost of the future income and mining tax benefits arising at the time Agnico-Eagle renounces the income and mining tax deductibility of the eligible expenditures to the investors is accounted for as a share issue cost.

  There were no flow-through shares issued in the first quarters of 2005 and 2004.

  (h)
  Capital stock and deficit — Canadian GAAP allows for the reduction of stated capital of outstanding common shares with a corresponding offset to deficit. This reclassification, which Agnico-Eagle made in 1998 and prior to 1995, is not permitted by US GAAP. As a result, under Canadian GAAP, capital stock and deficit is decreased by $126.1 million in 2005 and 2004.

  (i)
  Reconciliation of Consolidated Balance Sheets

	As at March 31, 2005				As at December 31, 2004
	Notes	US GAAP	Adjustments	Canadian GAAP	US GAAP	Adjustments	Canadian GAAP
							(restated)
ASSETS
Current
Cash and cash equivalents		$97,158	—	$97,158	$33,005	—	$33,005
Restricted cash		4,701	—	4,701	8,173	—	8,173
Short-term investments		15,255	—	15,255	64,836	—	64,836
Metals awaiting settlement		41,689	—	41,689	43,442	—	43,442
Income taxes recoverable		13,154	—	13,154	16,105	—	16,105
Inventories:
Ore stockpiles		10,451	—	10,451	9,036	—	9,036
Concentrates		4,136	—	4,136	9,065	—	9,065
Supplies		8,564	—	8,564	8,292	—	8,292
Other current assets	(b)	19,659	(1,993)	17,666	19,843	(2,147)	17,696

Total current assets		214,767	(1,993)	212,774	211,797	(2,147)	209,650
Fair value of derivative financial instruments	(a)	2,525	(2,525)	—	2,689	(2,689)	—
Other assets	(c)	23,818	3,805	27,623	25,234	4,230	29,464
Future income and mining tax assets	(d)	52,952	1,293	54,245	51,407	1,239	52,646
Mining properties	(e)	436,402	3,372	439,774	427,037	3,349	430,386

		$730,464	$3,952	$734,416	$718,164	$3,982	$722,146

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities		$28,200	—	$28,200	$28,667	—	$28,667
Dividends payable		841	—	841	3,399	—	3,399
Interest payable		809	—	809	2,426	—	2,426

Total current liabilities		29,850	—	29,850	34,492	—	34,492

Fair value of derivative financial instruments	(a)	3,439	3,071	6,510	—	2,964	2,964

				—
Long-term debt	(c)	141,083	(40,946)	100,137	141,495	(42,450)	99,045

Reclamation provision and other liabilities		14,979	—	14,979	14,815	—	14,815

Future income and mining tax liabilities	(d)	58,228	356	58,584	57,136	422	57,558

Shareholders' Equity
Common shares	(f) (g) (h)	622,167	(145,732)	476,435	620,704	(145,732)	474,972
Stock options outstanding		1,988	—	1,988	465	—	465
Other paid-in capital	(c)	—	55,028	55,028	—	55,028	55,028
Warrants		15,732	—	15,732	15,732	—	15,732
Contributed surplus	(f)	7,181	(1,621)	5,560	7,181	(1,621)	5,560
Deficit	(f) (h)	(162,307)	130,679	(31,628)	(172,756)	132,334	(40,422)
Accumulated other comprehensive loss	(b)	(1,876)	1,876	—	(1,100)	1,100	—
Cumulative translation adjustment	(b)	—	1,241	1,241	—	1,937	1,937

Total shareholders' equity		482,885	41,471	524,356	470,226	43,046	513,272

		$730,464	$3,952	$734,416	$718,164	$3,982	$722,146

  (j)
  Reconciliation of Consolidated Net Income

		For the years ended March 31
	Notes	2005	2004
			(restated)
Net income — US GAAP		$10,449	$12,909
Interest and sundry income	(a) (c)	(795)	78
Amortization	(e)	(60)	—
Interest expense	(c)	(1,009)	(850)
Income and mining tax (expense) recovery	(d)	209	(388)

Net income — Canadian GAAP		$8,794	$11,749

Net income per share — basic and diluted		$0.10	$0.14

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